UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

ITEM 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as exhibits are the following documents related to the 2022 Annual General Meeting of Shareholders of Seadrill Limited to be held on March 21, 2023; as Exhibit 99.1, a copy of the press release of Seadrill Limited dated February 17, 2023; as Exhibit 99.2, a copy of the Chief Executive Officer’s Letter to Shareholders, dated February 17, 2023; and as Exhibit 99.3, a copy of the Notice of Annual General Meeting of Shareholders and Proxy Statement of Seadrill Limited, dated February 17, 2023.

ITEM 2 – EXHIBITS

The following exhibits are filed as a part of this report:

Exhibit Number	Exhibit Description

99.1	Press release, dated February 17, 2023

99.2	Letter to Shareholders, dated February 17, 2023

99.3	Notice of Annual General Meeting of Shareholders and Proxy Statement of Seadrill Limited, dated February 17, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: February 17, 2023	By:	/s/ Simon Johnson
Name: Simon Johnson
Title: Chief Executive Officer of Seadrill Management Ltd.
(Principal Executive Officer of Seadrill Limited)